November 27, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Eric Atallah

Mary Mast

Tamika Sheppard

Laura Crotty

Re:	Aardvark Therapeutics, Inc.

Draft Registration Statement on Form S-1

Submitted October 24, 2024

CIK No. 0001774857

Ladies and Gentlemen:

On behalf of our client, Aardvark Therapeutics, Inc., a Delaware corporation (the “Company”), we submit to the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) the Company’s response to the comments contained in the Staff’s letter, dated November 21, 2024 (the “Comment Letter”), with respect to the above-referenced Draft Registration Statement on Form S-1 submitted on October 24, 2024.

Concurrent herewith, the Company has filed via EDGAR its amended Draft Registration Statement on Form S-1 (the “Amended DRS”), which reflects the Company’s responses to the comments received from the Staff and certain other updated information.

For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amended DRS. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Amended DRS.

Draft Registration Statement on Form S-1 submitted October 24, 2024

Prospectus Summary, page 2

1.	Please provide balancing disclosure in the Prospectus Summary concerning the following:

•	your history of net losses and accumulated deficit, quantifying each;

•	your ability to continue as a going concern; and

•	the current competitive landscape surrounding the treatment of obesity and obesity-related conditions, relevant to your development of ARD-201.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2-3 of the Amended DRS in response to the Staff’s comment. Additionally, the Company notes that it does not currently have a going concern issue but has added language about the need to raise additional capital.

2.

Please revise or remove statements both here and throughout the prospectus implying that your product candidates are or may be determined to be safe and/or effective. Examples of such statements include, but are not limited to, the following:

•	that you have “observed promising clinical benefit with an encouraging tolerability profile”;

•	that you believe your product candidates can “offer enhanced efficacy, tolerability and convenience over existing therapies to provide superior benefits to patients”;

•	that you have “successfully” completed certain clinical trials; and

•

your statement that “ARD-201’s full potential remains to be discovered in future trials, with enhanced potency through combination with a DPP-4 inhibitor, and without the constraints in the Phase 2a clinical trial design”.

Note that conclusions of safety and efficacy are within the sole purview of the FDA. Given the fact that your products candidates have not yet been approved by the FDA, it is premature to state or imply that your product candidates are safe and/or effective. Rather than including conclusory statements, you may include information regarding data observed in trials to date. In addition, based on the uncertainty surrounding the timing of clinical trials, please remove your statement that you plan to pursue “accelerated development” of ARD-101.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Amended DRS throughout, including pages 1, 2, 4, 99, 116, 119, 123, 125, 128, 130, 135 and 138 of the Amended DRS in response to the Staff’s comment.

3.

We note your statement that the administration of CCK may significantly reduce food consumption in patients with hyperphagia associated with HO. Please cite the specific literature mentioned as the source for this claim.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2 and 117 of the Amended DRS in response to the Staff’s comment.

4.

We note your references both here and elsewhere to a “potentially pivotal Phase 3 clinical trial” for ARD-101. We also note your statements on page 25 that you have not previously conducted any later stage or pivotal clinical trials and that in order to do so, you “will need to expand [y]our clinical management and regulatory capabilities.” Please provided more detail regarding the steps needed to be taken prior to conducting this trial in each instance where the “potentially pivotal Phase 3” is discussed.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 25, 99, 116, 119 and 125 of the Amended DRS in response to the Staff’s comment.

We plan to conduct certain clinical trials for our product candidates outside the…, page 26

5.

We note your statement that you plan to conduct certain clinical trials of ARD-101 and ARD-201 outside the U.S., including, but not limited to, in “the EU, Australia and Asia”. Please expand this disclosure to clarify the specific countries in which the company has already conducted clinical trials, specifying the trial, and where the company currently plans to conduct trials in the future.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 26 and 131 of the Amended DRS in response to the Staff’s comment.

An active and liquid trading market for our common stock may not develop..., page 76

6.

We note your statement in the above entitled risk factor that there is no assurance that your application to list your common stock on the Nasdaq Global Market will be approved. We also note your statement on the cover page and pages 194 and 204 that the offering is contingent upon obtaining approval of such listing. Please reconcile these statements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 76 of the Amended DRS in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Six Months Ended June 30, 2023 and 2024

Research and Development Expenses, page 105

7.

You disclose on page 3 that you are pursuing two indications for ARD-101 and one indication for ARD-201. For each significant research and development project, please disclose the costs incurred during each period. If the company does not track research and development costs by individual project, please clarify in the filing.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 103 of the Amended DRS in response to the Staff’s comment.

Critical Accounting Estimates

Stock-Based Compensation Expense, page 111

8.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.

Response: The Company respectfully acknowledges the Staff’s comment and will provide to the Staff on a supplemental basis the requested information with respect to the differences between recent valuations of the Company’s common stock leading up to the initial public offering and the estimated offering price range once an estimated offering price range has been determined.

Our Strategy, page 118

9.

We note your statements throughout the prospectus indicating you believe that ARD-201 has “the potential to address the gaps associated with GLP-1 treatments”, which include weight regain post-withdrawal and the loss of lean body mass. Please revise your disclosure to explain why you do not believe these will be issues with ARD-201 and provide data supporting your statements.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 117, 119, 133 and 136 of the Amended DRS in response to the Staff’s comment.

ARD-101 Preclinical Data Summary, page 123

10.	Please define “tachyphylaxis” where first used on page 123.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 125 of the Amended DRS in response to the Staff’s comment.

ARD-101, page 125

11.	Please revise Figure 3 and other figures, as appropriate, to provide a clear key for the colors used in the bar graph representations.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 126 of the Amended DRS in response to the Staff’s comment.

Government Regulations, page 136

12.

Please update the disclosure in your Government Regulations section to disclose how the regulatory framework for your fixed-dose combination of the ARD-201 product candidate may differ from your other product candidates in development or otherwise advise. Also, revise your risk factor disclosure to include a discussion of any material risks arising from your development of a fixed-dose combination product candidate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 18 and 147 of the Amended DRS in response to the Staff’s comment.

Intellectual Property, page 136

13.

Please revise your intellectual property disclosure to clearly describe for each material individual or patent family the type of patent protection (e.g., composition of matter, use or process), the product candidate(s) dependent on each patent or patent family, the expiration dates of each patent or patent family discussed, and the jurisdiction of each. In this regard, it may be useful to provide this disclosure in tabular form to support the narrative already included.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 142-143 of the Amended DRS in response to the Staff’s comment.

Statements of Cash Flows, page F-6

14.	Please explain to us why you have classified your payment made in exchange for related party convertible promissory notes as a financing activity. Refer to ASC 230-10-45-15.

Response: The Company respectfully acknowledges the Staff’s comment and, as discussed with the Staff on November 25, 2024, has revised the statement of cash flows for the year ended December 31, 2022 on page F-6 and added disclosure on page F-7 of the Amended DRS in response to the Staff’s comment.

General

15.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and will provide to the Staff on a supplemental basis under separate cover copies of all written materials that the Company, or anyone authorized to do so on the Company’s behalf, has presented or expects to present to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended.

* * * * * * *

Please do not hesitate to contact Jeffrey Hartlin at (650) 320-1804 or Samantha Eldredge at (650) 320-1838 if you require additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Jeffrey Hartlin
Jeffrey Hartlin of Paul Hastings LLP

cc:	Tien-Li Lee, M.D., Chief Executive Officer
Aardvark Therapeutics, Inc.

Samantha Eldredge, Esq.
Paul Hastings LLP

Charles S. Kim, Esq.
Kristin VanderPas, Esq.
Denny Won, Esq.
Jean Park, Esq.
Cooley LLP